EXHIBIT 12.1
PERFORMANT FINANCIAL CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31					Nine Months Ended September 30, 2014
	2009	2010	2011	2012	2013
Income before provision for income taxes	$8,081	$16,639	$19,888	$39,737	$61,306	$20,378
Add:
Fixed charges	16,653	15,875	14,175	16,906	12,418	8,476
Earnings available for fixed charges	$24,734	$32,514	$34,063	$56,643	$73,724	$28,854

Fixed charges:
Interest expense	$16,017	$15,230	$13,530	$12,414	$11,564	$7,766
Debt financing expense	—	—	—	3,679	—	—
Estimated interest portion of rental expense	637	644	645	813	855	710
Total fixed charges(2)	$16,653	$15,875	$14,175	$16,906	$12,418	$8,476

Ratio of Earnings to Fixed Charges(1)	1.49	2.05	2.40	3.35	5.94	3.40

(1)    The ratio of earnings to fixed charges is computed by dividing earnings before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, debt financing expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.
(2)    The sum of the interest expense, the debt financing expense (if any), and the estimated portion of interest expense of rental expense may not equal the total fixed charges due to rounding.